SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                   For the month of July, 2003

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)








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For immediate release 21 July 2003



            Schroder Ventures International Investment Trust plc (SVIIT)

   Issue of a further GBP3 million 4.5 % Subordinated Convertible Bonds due 2013


SVIIT has issued a further GBP3 million in principal amount of 4.5% Subordinated Convertible Bonds due 2013. Once listed on the official list maintained by the UK Listing Authority and admitted to trading on the London Stock Exchange plc's market for listed securities, these bonds will be fungible with SVIIT's existing GBP40,000,000 4.5% Subordinated Convertible Bonds due 2013 issued on 20 May 2003 (which are listed) and its GBP3,000,000 4.5% Subordinated Convertible Bonds due 2013 issued on 17 July 2003 (which are to be listed).

The bonds have an annual coupon of 4.5% and are convertible into fully paid ordinary shares of SVIIT at a conversion price of 480p.


For further information, please contact:


Schroder Ventures International Investment Trust plc
Alice Todhunter                                         020 7010 8925



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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date:   23 July 2003


                               By:/s/John Spedding
                                     John Spedding
                                     Company Secretary
                                     For and on behalf of Schroder Investment
                                     Management Limited, Secretaries